Filed by Ultramar Diamond Shamrock Corporation
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934

             Subject Company: Ultramar Diamond Shamrock Corporation
                           Commission File No. 1-11154




On May 7, 2001,  Valero  Energy  Corporation  ("Valero")  and  Ultramar  Diamond
Shamrock   ("UDS")   issued  the  following   press  release  and   supplemental
information.

                                     * * * *

The enclosed materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial and operating results and the proposed Valero/UDS merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS's businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS's businesses generally as set forth in Valero's and UDS's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by Valero and UDS. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Valero and UDS with the Commission at the Commission's web site at www.sec.gov. The joint proxy statement/prospectus and these other documents may also be obtained for free from Valero and UDS.

READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Valero and UDS, and their respective directors, executive officers and certain other of their respective employees, may be soliciting proxies from their respective stockholders in favor of the approval of the merger. Information regarding the persons who may, under SEC rules, be deemed to be participants in the solicitation of Valero and UDS stockholders in connection with the merger is set forth, in the case of Valero, in Valero's proxy statement for its 2001 annual meeting, filed with the SEC on March 28, 2001, and in the case of UDS, in UDS's proxy statement for its 2001 annual meeting, filed with the SEC on March 27, 2001, and additional information will be set forth in the definitive proxy statement/prospectus referred to above when it is filed with the SEC.

                                     * * * *

THE FOLLOWING IS A PRESS RELEASE ISSUED BY VALERO ENERGY CORPORATION AND ULTRAMAR DIAMOND SHAMROCK ON MAY 7, 2001:

FOR IMMEDIATE RELEASE      CONTACTS:
--------------------------------------      -----------------
                       VALERO ENERGY CORPORATION           UDS
                       Mary Rose Brown (Media)             Tara Ford (Media)
                       (210) 370-2314                      (210) 592-4163
                       Lee Bailey (Investor Relations)     Scott Spendlove
                       (210) 370-2139                      (Inv. Rel.)
                                                          (210) 592-4019

         VALERO ENERGY CORP. TO ACQUIRE ULTRAMAR DIAMOND SHAMROCK CORP.

      $6 BILLION TRANSACTION TO CREATE SECOND-LARGEST U.S. REFINING COMPANY

SAN ANTONIO, May 7, 2001 - Valero Energy Corp. (NYSE: VLO) and Ultramar Diamond Shamrock Corp. (NYSE: UDS) jointly announce that the companies have reached an agreement for Valero to acquire UDS, which will make Valero the second-largest United States refiner of petroleum products. The new organization will have 23,000 employees in the United States and Canada, 13 refineries and a total throughput capacity of just under 2 million barrels per day (BPD). Valero will also be one of the nation's largest retailers with more than 5,000 retail outlets in the U.S. and Canada.

With this acquisition, Valero will have annual revenues of $32 billion and total assets of more than $10 billion. In terms of refining capacity, Valero will now be second only to ExxonMobil.

The transaction is expected to be highly accretive to earnings, cash flow and returns based on current First Call consensus estimates.

"We're combining the two best independent refining and marketing companies to make the premier refiner and marketer in the U.S.," said Bill Greehey, Valero's chairman of the board and CEO. "Obviously this will bring tremendous benefits to both of our organizations and to our shareholders. In fact, in refining and marketing, we will be the only major independent of a size and scope equal to the majors.

"Combining Valero's complex refining system and the extensive UDS refining, logistics and retail network gives us a superior asset portfolio that will allow us to effectively compete in this rapidly consolidating business. We will realize tremendous synergies and strategic benefits while enhancing earnings stability. And, we are fortunate to bring aboard such a high-quality management team and workforce that is among the best in the industry."

The total value of the transaction is approximately $6 billion, which includes approximately $4 billion in equity and $2 billion in assumed debt. The total consideration to be paid to UDS stockholders in the transaction equates to a fixed exchange ratio of 1.228 shares of Valero common stock for approximately half of the outstanding shares of UDS common stock, and $55 dollars in cash per share for the remaining shares of UDS common stock. The cash consideration and the stock consideration per UDS share each represent an approximate 30% premium to UDS shareholders based on the 10-day average per share prices ending April 26th. UDS shareholders will be able to elect to receive either cash or Valero common stock for each share of UDS common stock they own, subject to pro-ration, with the consideration, whether paid in cash or stock, having a value equal to the average of $55.00 and the value of 1.228 shares of Valero common stock over a measurement period prior to closing.

"This really is a winning combination for our stockholders," said Jean Gaulin, chairman of the board and CEO of UDS. "UDS shareholders will receive a substantial premium, which reflects a more appropriate valuation for the stock and captures value that the market has otherwise been slow to recognize. They will also lock in a solid return with the cash portion. Valero shareholders will benefit from a transaction that is immediately and significantly accretive to earnings and cash flow per share. Since UDS shareholders will own 40 percent of the company, both sets of shareholders will benefit from the increased profitability of the company going forward. And because larger companies have more liquidity and visibility, we are optimistic that the market will assign a higher multiple valuation to the new company."

REFINING AND LOGISTICS ASSETS

With the addition of the UDS refining assets, Valero will have the most geographic diversity among U.S. refiners. The seven UDS refineries, which have a combined capacity of 850,000 BPD, will expand Valero's presence in Texas and California, while giving it new locations in Colorado, Oklahoma and Quebec, Canada. Like Valero, the UDS refineries are also generally high-conversion facilities which produce premium, cleaner-burning fuels including reformulated gasoline, California's cleaner-burning CARB gasoline and CARB diesel, all of which sell at a premium to conventional gasoline. Valero will also acquire Ultramar Diamond Shamrock's extensive, 4,600-mile proprietary pipeline network, including the Shamrock Logistics MLP and associated assets, that reduce the refineries' feedstock supply costs and distribute products at a higher netback.

"We will benefit from enhanced financial performance through realization of numerous potential synergies among the facilities, including multi-refinery purchasing and inventory optimization," said Greehey. "We estimate that these synergies will have a benefit in excess of $200 million annually."

GREATER EXPOSURE TO POSITIVE FUNDAMENTALS

The transaction also comes amid the very strong refining industry fundamentals that have helped both companies achieve record earnings recently.

"The current industry fundamentals and the long-term outlook for our business have never been better," said Greehey. "Refined product inventories continue to trend at historically low levels. At the same time, gasoline and distillate demand remain strong. With limited excess refining capacity in the U.S., there is very little room for inventories to build substantially in the near future. This should continue to keep the supply/demand balance tight and support healthy refining margins going forward.

"We continue to see gasoline demand better than last year's levels and expect to see a good driving season," he added. "And now more than ever, Valero is poised to seize the greatest benefits from these fundamentals because we will continue to have the most leverage to improved refining margins."

MARKETING ASSETS

Branded Ultramar, Diamond Shamrock, Beacon and Total, UDS has more than 2,500 company-owned sites throughout the West, Southwest and Mid-continent of the United States and in Eastern Canada, which are among the fastest growing markets in the country. The company also supplies approximately 2,500 dealer, truck stop and cardlock sites primarily in the Southwest and Mid-continent regions of the United States and in Eastern Canada.

The company-owned stores have extensive brand support programs such as proprietary consumer and fleet credit cards, radio and television brand support, and strong in-store marketing programs, to which Valero will be able to add its 350-store retail network in California.

In addition, UDS operates one of the largest home heating oil businesses in North America that sells heating oil to approximately 250,000 households.

"We're excited to substantially grow our retail presence because retail margins are counter-cyclical to refining margins, so in the event we experience lower refining margins, retail margins will help stabilize our earnings," said
Greehey. "We are fortunate because UDS has created one of the best retail networks in the country with excellent leadership and strategic vision. And with the size and quality of their retail network, we will benefit from the earnings stability that can be achieved by having retail exposure without diluting the leverage we have to refining margins. So we will truly have the best of both worlds."

TIMING, TRANSITION AND FUTURE

Greehey will remain chairman and CEO of Valero and the company's board of directors will grow to 13 members with the addition of four UDS directors. Gaulin will continue to run UDS until the closing and will work with Greehey on the organization of the new Valero. He will then retire and step down from the board of directors.

The boards of directors of both companies have approved the transaction, which is subject to the approval of both companies' shareholders and regulatory approvals. The acquisition is expected to close by the end of the year and Greehey noted that a smooth transition is anticipated. Morgan Stanley & Co. Incorporated is serving as Valero's financial advisor and provided a Fairness Opinion letter related to the transaction, and Credit Suisse First Boston is also providing a Fairness Opinion letter to Valero. Banc of America Securities, LLC is advising UDS.

"Valero has demonstrated that we deliver on the transactions we announce and that we integrate those acquisitions smoothly and effectively," Greehey said. "The fact that UDS is in San Antonio will contribute to making this transition even easier. The combined company will benefit from having the best of both management teams and the assets to build upon for the future.

"And, we're not done! With the financial capacity we'll have, we fully intend to expand our business, grow the company and continue to deliver value to our shareholders."

VALERO ENERGY CORPORATION

Valero is a Fortune 500 company based in San Antonio, with approximately 3,100 employees and 2000 revenues of nearly $15 billion. The company currently owns and operates six refineries in Texas, Louisiana, New Jersey and California with a combined throughput capacity of more than 1 million BPD. Valero is recognized throughout the industry as a leader in the production of premium, environmentally clean products such as reformulated gasoline, CARB Phase II gasoline, low-sulfur diesel and oxygenates. The company markets its products in 34 states through an extensive bulk and rack marketing network, in California through approximately 350 retail locations, and in selected export markets in Latin America.

ULTRAMAR DIAMOND SHAMROCK CORPORATION

Ultramar Diamond Shamrock Corp. has approximately $17 billion in annual revenues and more than 20,000 employees. The company operates seven refineries in the United States and Canada with a total throughput capacity of 850,000 barrels per day and has nearly 5,000 branded retail gasoline/convenience merchandise stores, the majority of which are branded Diamond Shamrock, Ultramar, Beacon or Total. The corporation also has growing petrochemicals and home heating oil businesses.

WEBCAST - An analyst meeting is scheduled for 10 a.m. EDT Monday, May 7, at the
-------
St. Regis Hotel in New York City. To listen, go to www.valero.com or
 --------------------
www.udscorp.com, enter the Investor Relations page and click on the "Live
-----------------------
Webcast" link. A replay of this broadcast will be available on both websites following the presentation.

SATELLITE FEED - a satellite feed will be available on Monday, May 7 at 12-12:15
--------------
p.m. (EDT) and 5-5:15 p.m. (EDT) on Galaxy 4R/C20 and K16. The video includes sound bites from the CEO's of both companies, as well as b-roll of Valero's refineries and Ultramar Diamond Shamrock's retail stores. For satellite assistance, call (210) 377-8666.
THE FOLLOWING IS A TRANSACTION SUMMARY DISSEMINATED BY VALERO ENERGY CORPORATION AND ULTRAMAR DIAMOND SHAMROCK ON MAY 7, 2001 WITH THE FOREGOING PRESS RELEASE:

 [VALERO ENERGY CORPORATION LOGO]               [ULTRAMAR DIAMOND SHAMROCK LOGO]


Bill Greehey                                      Jean Gaulin
Chairman and CEO                                  Chairman and CEO



                             THE RISE OF A REFINING
                                & MARKETING MAJOR

                                    MAY 2001



---------------------------------------------------
                                  BILL GREEHEY
                                CHAIRMAN AND CEO
                            VALERO ENERGY CORPORATION


TRANSACTION SUMMARY
---------------------------------------------------


  -  VALERO TO ACQUIRE UDS IN OVER $6 BILLION TRANSACTION

  - EXCHANGE RATIO FIXED AT 1.228 SHARES OF VALERO STOCK FOR EACH SHARE OF UDS STOCK - REPRESENTS 30% PREMIUM BASED ON TRAILING 10 DAYS AVERAGE ENDING APRIL 26

  -  TO BE PAID -

      +  50% IN VALERO STOCK

      +  50% IN CASH FIXED AT $55 PER SHARE OF UDS STOCK

  -  TRANSACTION SIGNIFICANTLY ACCRETIVE TO VALERO'S EPS AND
     CFPS

-        CLOSING BY YEAR END 2001

STRATEGIC RATIONALE
---------------------------------------------------


  -  SIZE AND SCOPE CREATES THE PREMIER U.S. REFINER &
     MARKETER

  -  SUPERIOR ASSET PORTFOLIO

      +  QUALITY UDS MANAGEMENT TEAM AND WORKFORCE

  -  ENHANCED EARNINGS STABILITY THROUGH TOP-QUALITY,
     NATIONALLY RECOGNIZED RETAIL OPERATIONS

  -  ESTIMATED SYNERGIES OF AT LEAST $200 MILLION ANNUALLY

  -  SIGNIFICANTLY INCREASED SIZE AND LIQUIDITY -- MULTIPLE
     --------------
     EXPANSION
     -----------------

      +  LIKELY INCLUSION IN S&P 500

-        POSITIONS COMPANY FOR FURTHER GROWTH

THE COMBINED COMPANY
---------------------------------------------------


  -  BILL GREEHEY TO REMAIN CHAIRMAN AND CEO OF
     VALERO

  -  VALERO BOARD TO EXPAND TO 13 MEMBERS WITH
     ADDITION OF 4 UDS DIRECTORS

           -------------------------------------------------------------
           |                                                             |
           |              HEADQUARTERS IN SAN ANTONIO
           |                                                             |
           |                    23,000 EMPLOYEES
           |                                                             |
           |                     13 REFINERIES
           |                                                             |
           |                  5,350 RETAIL OUTLETS
           |                                                             |
           |        4,600 MILES OF CRUDE & PRODUCT PIPELINES
           |                                                             |
           |                $32 BILLION IN REVENUES
           |                                                             |
           |              $10 BILLION IN TOTAL ASSETS
           |                                                             |
           -------------------------------------------------------------

THE NEW U.S. REFINING MAJOR
---------------------------------------------------


[BAR GRAPH DEPICTING THE FOLLOWING DATA:

                               Capacity
Company                        (bpd)
---------------                ---------
ExxonMobil                          1,955
Valero/UDS                          1,865
Phillips/Tosco                      1,710
BP                                  1,670
Chevron/Texaco                      1,520
Valero                              1,015
MAP                                   935
UDS                                   850
Shell                                 825
Sunoco                                730
El Paso                               540
Conoco                                530
Premcor                               480
Tesoro                                275


Source:  Oil & Gas Journal and company reports

WITH MAJOR MARKETING PRESENCE
---------------------------------------------------


                                                           Company
                                                           Operated
    Rank/Company                                           U.S. Sites
    ---------------------------------------------------------------
    1.  Phillips Petroleum                                 2,350
    2.  Speedway SuperAmerica (MAP)            2,200
    3.  The Southland Corp.                                2,050
 -------------------------------------------------------------------
 |  4.  VALERO ENERGY CORPORATION   1,735    |
 -------------------------------------------------------------------
    5.  BP/Amoco/Arco                                      1,635
    6.  The Pantry Inc.                                    1,200
    7.  ExxonMobil                                         1,075
    8.  Equilon/Motiva                                        975
    9.  Clark                                                 900
    10. Cumberland Farms, Inc.                               725



   Source: 2000 C-Store & Pet. Mktg. Industry Review, 1999 data adjusted by UDS management


--------------------------------------------------
                                   JEAN GAULIN
                                CHAIRMAN AND CEO
                            ULTRAMAR DIAMOND SHAMROCK

GEOGRAPHIC DIVERSITY AND COMPLEXITY ...
---------------------------------------------------


[MAP OF THE UNITED STATES OF AMERICA AND SOUTHEASTERN CANADA DEMONSTRATING VALERO'S RETAIL MARKETING PRESENCE IN THE STATE OF CALIFORNIA AND THE FOLLOWING INFORMATION RELATED TO VALERO'S REFINERIES:

Benicia, California
  -  165,000 bpd capacity
  -  14.5 complexity

Corpus Christi, Texas
  -  225,000 bpd capacity
  -  23.8 complexity

Texas City, Texas
  -  230,000 bpd capacity
  -  9.2 complexity

Houston, Texas
  -  120,000 bpd capacity
  -  9.9 complexity

Krotz Springs, Louisiana
  -  85,000 bpd capacity
  -  5.8 complexity

Paulsboro, New Jersey
  -  185,000 bpd capacity
  -  12.1 complexity

 .. ENHANCED BY UDS' QUALITY ASSETS
---------------------------------------------------


[MAP OF THE UNITED STATES OF AMERICA AND SOUTHEASTERN CANADA DEMONSTRATING VALERO AND UDS COMBINED RETAIL MARKETING PRESENCE, INFORMATION RELATED TO VALERO AND UDS REFINERIES, AND LOCATION OF TERMINALS, CRUDE PIPELINES, PRODUCTS PIPELINES, INDUSTRY PIPELINES AND ETHYLENE/PROPYLENE PIPELINES:

COMBINED MARKETING PRESENCE IN THE FOLLOWING STATES AND PROVINCES:

United States:               Canada (Southeastern region only):
--------------                  ----------------------------------
Arizona                         New Brunswick
Arkansas                       Ontario
California                      Quebec
Colorado
Iowa
Kansas
Louisiana
Maine
Massachusetts
Minnesota
Missouri
Nebraska
New Hampshire
New Mexico
Oklahoma
Texas
Vermont
Wyoming


REFINERIES:

Valero:                                         UDS:
-------                                          ------
Benicia, California                     Golden Eagle, California
  -  165,000 bpd capacity                      -  168,000 bpd capacity
  -  14.5 complexity                           -  11.5 complexity

Corpus Christi, Texas                   Wilmington, California
  -  225,000 bpd capacity                      -  135,000 bpd capacity
  -  23.8 complexity                           -  16.8 complexity

Texas City, Texas                       McKee, Texas
  -  230,000 bpd capacity                      -  170,000 bpd capacity
  -  9.2 complexity                            -  8.0 complexity

Houston, Texas                          Three Rivers, Texas
  -  120,000 bpd capacity                      -  98,000 bpd capacity
  -  9.9 complexity                            -  10.2 complexity

Krotz Springs, Louisiana                Ardmore, Oklahoma
  -  85,000 bpd capacity                       -  85,000 bpd capacity
  -  5.8 complexity                            -  9.5 complexity

Paulsboro, New Jersey                   Denver, Colorado
  -  185,000 bpd capacity                      -  27,000 bpd capacity
  -  12.1 complexity                           -  6.0 complexity

                                                       Quebec, Canada
                                               -  167,000 bpd capacity
                                               -  7.2 complexity

BETTER EXPOSURE TO THE RIGHT MARKETS
---------------------------------------------------

[BAR GRAPH DEPICTING THE FOLLOWING DATA:

                Composite Average Refining Spreads*
                                     ($/BBL)
                ------------------------------------------------
Year            Valero Before    Valero After
-------            -------------          ------------
1993                    4.30                  6.10
1994                    3.84                  5.10
1995                    3.58                  4.69
1996                    4.06                  5.41
1997                    4.43                  5.78
1998                    3.62                  4.79
1999                    3.27                  4.79
2000                    6.27                  8.28
2001                    7.72                  9.81

* 5-3-2 refining margins (5 parts crude oil, 3 parts gasoline, 2 parts distillate)


ENHANCING THE STABILITY OF EARNINGS
---------------------------------------------------

[LINE GRAPH DEPICTING THE FOLLOWING DATA:

3-Month Rolling Average

                                Gulf Coast                  UDS Mid-Continent
                            Refining Spreads            Retail Fuel Margins
Year                          ($/BBL)                       (CENTS/GAL)
----                         ----------------           -----------------------
Mar 1997                            3.4                                13.3
Apr 1997                            3.8                                13.4
May 1997                            3.7                                13.2
Jun 1997                            3.6                                13.7
Jul 1997                            3.5                                13.9
Aug 1997                            4.1                                12.9
Sep 1997                            4.2                                12.3
Oct 1997                            3.6                                11.9
Nov 1997                            2.6                                11.7
Dec 1997                            2.3                                10.8
Jan 1998                            2.5                                 12
Feb 1998                            2.6                                12.8
Mar 1998                            2.6                                14
Apr 1998                            2.9                                13
May 1998                            3.4                                12.4
Jun 1998                            3.9                                12.6
Jul 1998                            3.6                                13.3
Aug 1998                            2.9                                14.9
Sep 1998                            2.3                                15.8
Oct 1998                            2.3                                15
Nov 1998                            2.2                                15.2
Dec 1998                            1.9                                15.6
Jan 1999                            1.3                                15.5
Feb 1999                            1.1                                13.5
Mar 1999                            1.4                                10.8
Apr 1999                            1.8                                10
May 1999                            2                                  10.7
Jun 1999                            1.8                                12.1
Jul 1999                            1.8                                11.8
Aug 1999                            2.5                                10.9
Sep 1999                            2.8                                10
Oct 1999                            2.6                                11.4
Nov 1999                            2.3                                11.7
Dec 1999                            2                                  10.9
Jan 2000                            2.2                                 9.6
Feb 2000                            2.8                                 7.8
Mar 2000                            3.7                                 7.5
Apr 2000                            4.5                                 7.9
May 2000                            5.1                                 8.9
Jun 2000                            5.5                                 8.9
Jul 2000                            5.3                                10
Aug 2000                            4.9                                10.7
Sep 2000                            4.8                                10.7
Oct 2000                            5                                   8.8
Nov 2000                            4.6                                 7.4
Dec 2000                            4.1                                 8.4
Jan 2001                            4.6                                 8.4
Feb 2001                            5                                   8.6
Mar 2001                            5.2                                 7.3
Apr 2001                            6.1                                 6.7


--->  Retail fuel margins tend to be counter-cyclical to refining spreads

QUALITY RETAIL PRESENCE
---------------------------------------------------

[UDS SERVICES STATION GRAPHIC]

-  SOME 2,000 COMPANY-OPERATED SITES AND OVER
   2,500 DEALERS/JOBBERS AND TRUCK RACK FACILITIES
   IN 18 U.S. STATES AND SIX CANADIAN PROVINCES

        -  LARGEST COMPANY-OWNED RETAILER IN TEXAS,
           OKLAHOMA, COLORADO AND NEW MEXICO

        -  ONE OF THE LARGEST HOME HEATING OIL
           BUSINESSES IN NORTH AMERICA

        -  OVER $1.2 BILLION IN ANNUAL MERCHANDISE
           SALES AND GROWING

[VALERO SERVICES STATION GRAPHIC]

-  80 VALERO BRANDED SITES AND 260 EXXON-
   BRANDED LOCATIONS IN THE CALIFORNIA MARKET

-        30% INCREASE IN VOLUMES SINCE ACQUISITION

IMPROVING OPERATIONS ...
---------------------------------------------------
 ... THROUGH HIGH RETURN PROJECTS ADDING OVER $175 MILLION ANNUALLY


-  RESTART OF NO. 3 CRUDE UNIT AT THE GOLDEN EAGLE REFINERY

-  INCREASING CARB GASOLINE AND DIESEL PRODUCTION AT BOTH
   GOLDEN EAGLE AND WILMINGTON TO NEARLY 90%

-  EXPANSION OF QUEBEC REFINERY BY 40,000 BPD LATER THIS YEAR

-  ENHANCING SOUR CRUDE AND CLEAN PRODUCT CAPABILITIES AT
   MCKEE, THREE RIVERS AND ARDMORE

-  COST REDUCTION AND RE-IMAGING PROGRAMS IN PROGRESS
   THROUGHOUT THE RETAIL NETWORK

-  EXPANDING CRUDE OIL AND PRODUCT LOGISTICS THROUGHOUT MID-
   CONTINENT
--------------------------------------------------
                                  BILL GREEHEY
                                CHAIRMAN AND CEO
                            VALERO ENERGY CORPORATION

BETTER REFINERIES, BETTER PRODUCTS
---------------------------------------------------

-  2000 UPGRADES AT TEXAS CITY, BENICIA AND PAULSBORO
   TO CONTRIBUTE $40 TO $50 MILLION ANNUALLY

-  1ST QTR. 2001 PROJECTS - $50 MILLION ANNUAL BENEFIT

        -  BENICIA HYDROCRACKER - INCREASED CARB PRODUCTION

        -  HOUSTON FCC AND PLANTWIDE TURNAROUND - UP TO 100%
           SOUR CRUDE AND LIGHT PRODUCT YIELDS

        -  TEXAS CITY CRUDE UNIT UPGRADE - INCREASED SOUR CRUDE
           CAPACITY AND LIGHT PRODUCT YIELDS


                ---->  MORE HIGH RETURN
                       PROJECTS TO COME

ANTICIPATED SYNERGIES
---------------------------------------------------
($ IN MILLIONS)



                                            YEAR 1        YEAR 2+
                                           --------      ---------
CRUDE SOURCING & LOGISTICS                   $ 75          $ 80

MARKETING                                      60            75

ADMINISTRATIVE, PROCUREMENT &
BEST PRACTICES                                 55            85
                                           ----------     -----------
                                 TOTAL       $190          $240


----> SIGNIFICANT UPSIDE TO CURRENT ESTIMATES

RIGHT DEAL AT THE RIGHT TIME
---------------------------------------------------

-  INDUSTRY FUNDAMENTALS REMAIN POSITIVE

-  INVENTORIES FOR LIGHT PRODUCTS SHOULD REMAIN AT LOW END OF
   HISTORIC RANGE

        - HIGH NATURAL GAS PRICES IMPACT INVENTORIES OF BOTH GASOLINE AND DISTILLATE

        -  CONTINUED HEALTHY DEMAND FOR REFINED PRODUCTS

        -  TIGHT US REFINING CAPACITY; LIMITED CAPACITY GROWTH

        -  WORLDWIDE MOVEMENT TOWARD CLEANER BURNING FUELS
           ACCELERATING

-  POSITIVE SOUR CRUDE FUNDAMENTALS


        ---->  PERFECT CYCLE TO CONTINUE

COMPELLING FINANCIAL IMPACT
---------------------------------------------------


                                            2001 Forward Curve Case (1)
                                    ------------------------------------------
                                     Valero            UDS         Pro Forma
                                    ------------------------------------------
    EBITDA                           $1,301         $1,413          $2,714

    Net Income                         $626           $579          $1,263

    Earnings Per Share                $9.73          $7.86          $11.46

      Accretion ($)                      --             --           $1.73

    Cash Flow Per Share              $15.43         $14.84          $17.19

      Accretion ($)                      --             --           $1.76

    Long Term Debt                   $1,041         $1,306          $4,104

    Debt-to-capitalization            31.8%          44.0%           45.6%

    Fixed charge coverage             11.1x           8.6x            6.2x

* Pro Forma includes acquisition financing, synergies and purchase accounting adjustments

(1)      Based on 2001 forward curve prices as of April 16, 2001

BASE EARNINGS RAISED SUBSTANTIALLY
---------------------------------------------------

ESTIMATED EPS CASES
---------------------------------

                                           2002         5 year Avg.
                            2001         First Call        Case
                          ---------      ----------     -----------
Valero                     $9.73           $4.70           $4.84

Pro Forma                 $11.46           $7.08           $7.85

Accretion                    18%             51%             62%


    +  ACCRETION INCREASES AS REFINING MARGINS DECLINE

    +  DRAMATIC REDUCTION IN VOLATILITY

ESTIMATED TRANSACTION TIMETABLE
---------------------------------------------------


MAY 7-16                ROADSHOW

MAY 31                  UDS & VLO TO FILE HSR WITH FTC

JUNE 4-7                FILE REGISTRATION AND PROXY STATEMENTS
                                    WITH SEC

SEPTEMBER 6             STOCKHOLDER MEETINGS OF VALERO AND UDS
                        TO APPROVE TRANSACTION

OCTOBER 31              CLOSING

A NEW "MAJOR" POSITIONED FOR GROWTH
---------------------------------------------------


-  THE ONLY "MAJOR" U.S. INDEPENDENT REFINER AND MARKETER

        -  SECOND LARGEST U.S. REFINER, INCLUDING THE MAJORS

        -  CLEAR SEPARATION FROM INDEPENDENT REFINERS

-  POSITIONED TO CAPITALIZE ON THE FUTURE OF THE R&M INDUSTRY

-  MAINTAINING HIGHEST LEVERAGE TO QUALITY REFINING MARGINS
   WITH GEOGRAPHICALLY DIVERSE AND RELIABLE OPERATIONS

-  HIGH LEVERAGE TO STABILIZING RETAIL MARGINS AND GROWING
   SALES VOLUMES

-  PROVEN TRACK RECORD OF SUCCESSFULLY INTEGRATING
   ACQUISITIONS

-  INCREASED SIZE AND FINANCIAL CAPACITY PROVIDES SIGNIFICANT
   OPPORTUNITIES FOR FURTHER GROWTH

                     [LETTER TO NON-SAN ANTONIO EMPLOYEES]

Dear UDS Employee:

I am pleased to announce that we have accepted an exciting business opportunity. We are joining forces with Valero Energy Corporation to create the premier refining and marketing company in the nation.

Our combined companies will have just under 2 million barrels per day (BPD) of refining capacity, which will make us the largest independent refining company in the U.S. - second only to ExxonMobil in terms of total refining capacity. The new organization will have combined revenues of $32 billion, $10 billion in total assets and a market capitalization of more than $6.1 billion. Plus, based on combined revenues, it should be listed around 49th among the Fortune 500. By combining our tremendous assets, we will achieve operational and business synergies of at least $200 million annually. And, the company will have the highest earnings leverage to strong refining fundamentals, but will also have our strong retail operations to stabilize earnings.

It's not often that two major Fortune 500 companies from the same city could accomplish such an exceptional partnership. By combining our resources with Valero, we will have a stronger market presence, become more attractive to investors and be well positioned for even further growth and success. And, by pooling talents from both companies, our combined organization will have a much stronger management team and workforce.

Most importantly, the merger will provide several benefits and opportunities for UDS employees:

o The opportunity to be a part of a bigger, stronger organization; o Comparable pay and benefits; o More opportunities for career advancement and development; o And a commitment that virtually all employees will be retained.

It is important to stress that employees from both companies are critical to the new organization's ongoing success. Valero has a great track record of acquiring assets while successfully maintaining, integrating and even adding employees. And like UDS, Valero has a strong reputation as a company committed to the needs of its employees and communities, ranking among Fortune Magazine's "100 Best Companies to Work for in America" for the last two years.

Between now and closing, we will work actively with Valero, looking for opportunities to integrate the workforces, and we'll hold open positions (wherever feasible) to create a large pool of jobs to fill after the transaction closes. Both companies will also implement an attractive, voluntary early retirement program for interested employees.

We expect this transaction to be complete during the fourth quarter 2001. Over the next few weeks, we'll be providing you with information, updates and opportunities to ask questions. Additionally, the company's Intranet site, Ultrarock, will feature continuous updates.

At 9 a.m. today, we invite you to view the live webcast of the analyst meeting discussing this announcement via our corporate website at www.udscorp.com, click on the "Investor Relations" section and select the "Live Webcast" link.

Bill Greehey will be the Chairman of the Board and CEO of the new Valero, and four UDS directors will join the new Valero board of directors. I will continue to run UDS until the closing, and I will work with Bill on the organization of the new company. I will then retire from UDS and step down from the board of directors.

Thank you, and I look forward to working with you in the coming months to make this tremendous opportunity a reality.


Sincerely,
Jean Gaulin
Chairman, President and CEO
Ultramar Diamond Shamrock Corporation

                                       [Q and A]

Questions & Answers

1.       Why is the Company doing this?

A.       To become more attractive to investors in fulfilling  our  vision:
o        Being as attractive to investors as possible is the goal of any organization.
o This transaction offers a significant premium to UDS shareholders and approximately a 40% participation in the combined companies.
o        Better liquidity for shareholders due to size.
o Valero's stock is the best conduit to increase shareholder value due to its current price/earnings multiplier, which we expect to get even better.
o             Our industry's  environment  requires that we continue to grow and
              consolidate   operations  to  be  competitive  and  to  serve  our
              customers more efficiently.
o Geographic diversity, size and growth opportunities in strategically important locations.

o             UDS brings with it a strong  marketing  and  logistics  group that
              Valero  does  not  currently  have  for   additional   operational
              diversity.

B.       Great for Employees:

o Opportunity to be a part of a larger organization that draws on the strength of both companies. The new organization will be by far the largest independent refining and marketing company in the country as well as the 2nd largest refiner in the country.

o Virtually all employees will be retained. Any duplication in jobs/services will be handled through hiring freezes and a voluntary early retirement package.

o Many employees will find greater opportunities for diverse experiences and advancement o Similar cultures focused on health, safety and environment. Continued commitment to the community.

C.       Great for Community:
o Headquarters stays in San Antonio; virtually all employees will be retained.
o Continued commitment and leadership in the community as well as dedication to charitable giving and community service. o Similar cultures focused on health, safety and environment. Continued commitment to the community.

2.       How much will Valero pay for UDS?
     $27.50 in cash plus 0.614 VLO closing share price.

3.       When will the transaction be finalized?
     We expect the transaction will be final by the 4th Quarter of 2001 - after the receipt of shareholder approvals from both companies and all regulatory approvals.

4.  Do you expect any roadblocks?
     We do not foresee any conditions that would prevent this transaction from proceeding. The Federal Trade Commission and various states will review the agreement, but we are optimistic that their review will not have a major impact on the transaction. We believe consumers will benefit from our high-volume, low-price strategy and the independents will be better served.

5.       How many employees will lose their jobs?
     Virtually all employees will be retained. The synergies of this merger are business and operational in nature. The management team responsible for developing an organizational plan and determining staffing requirements is committed to using a hiring freeze and a voluntary early retirement program to ensure that virtually all employees will have a place in the new organization.


6. How should we handle communication to the public, company representatives, and others? During the formation of the new organization, UDS is still competing with Valero and all information exchanged must conform with legal requirements restricting exchange of competitive information. Please consult with the legal department if you have any questions about information to be exchanged with Valero. All communication with the public, the media, or others is to be handled through the Public Relations, Investor Relations, or the Legal Department.


7. Will my benefits or pay structure change in anticipation of the new organi-zation?
     We anticipate it will take 6-9 months to complete formation of the combined organization. There will be no changes in benefits or compensation related to this transaction prior to closing and comparable programs going forward.

8.  Will the new organization count my years of service with UDS?

Employees will receive credit for all prior service recognized by UDS.

9.  How will employee communications be handled?
     Throughout the transaction, employees will be kept informed including: press releases, employee meetings and communication via email. We will use the Leadership Council to help coordinate communications and get answers to your questions. Additionally, a special page has/will be developed on Ultrarock to allow employees to read the latest news and submit questions anonymously.

10.  Who can I talk to if I have questions and concerns?
      We encourage you to talk with your supervisor/manager, or your union representative, about any questions or concerns you have. You may also talk with your Human Resources Representative. We will also set up a site to receive and respond to questions. Questions and answers will also be published on the Intranet.

11. Since both organizations have new headquarters campuses in San Antonio, where will the corporate offices for the combined organization be located? We anticipate both offices will be used.

12. You say virtually all employees will be retained, what synergies is the combined company anticipating that will make this such an attractive deal to the investors?

      While historically our acquisitions have relied on cost-cutting synergies, this merger creates tremendous value for the shareholder based on liquidity, multiplier expansion and diversity geographically and operationally. We do anticipate tremendous EBIT improvements from operations through our combined purchasing power and best practices.

13.      After such a profitable year, why aren't we buying Valero?

      The organizations have decided to combine in order to better compete in our industry. Valero's stock has historically been valued better by the investors and offered a better value to all shareholders.

14.       What happens to Jean and our Management Team?

      Jean will retire after closing and Bill Greehey will be the Chairman & CEO of the combined organization. We anticipate the Senior Management Team will be selected from both organizations. But again, employees from each organization are on an equal footing and it is the combined organization that will offer a better value to all stakeholders than each corporation individually.

15.      What is the name of the combined company?

      The Corporate name will be Valero Energy Corporation.

16.      Whose stock will be traded after this transaction is complete?

      The stock will be traded under the Valero symbol of VLO.

17.      When will employees be able to meet Bill Greehey?

     On May 17 and 18, Bill Greehey will be at UDS's corporate headquarters and together he and Jean plan to meet with employees. He will be able to answer some of your concerns, but the details have not yet all been finalized. Visits to other sites will be made over the next few weeks.

18.      How will this merger affect me personally?

       Because we have just begun to work on the details to the merger, we do not know your personal situation yet. We will get information to you as soon as possible. There will be some changes due to the formation of the new organization, and employees' jobs may be affected. Again, Valero has made a commitment to retain virtually all employees.

19.      Will there be a severance package/program available?
       Although few, if any lay-offs are expected, to reassure employees and minimize anxiety, an enhanced severance program has been developed. It will consist of severance pay and benefits, outplacement assistance, and will provide for access to the employee assistance plan (EAP) and other stress management aids. The EAP will also be available for employees and their families. Additional details will be provided shortly.

20. How can we possibly take on another major task with all of the other projects we have going?

       Our focus must be to continue to perform our job well. Please try to stay focused on your job. Although from time to time you may be asked for information or to otherwise participate in the transition process, it is unlikely that such requests will require a significant portion of most employees' time.

21.      Are we still going to receive our merit increases?

       Business will continue as normal. We anticipate no change in the annual review process.

22.      When will we know whether we get to keep our jobs or if they will be eliminated?

       Again, Valero is committed to retaining virtually all employees. We do not know the exact date the closing will occur, although we expect it will be in the 4th quarter. We have not yet estimated the length of a post-closing transition period. However, organizational changes will be announced in a timely fashion.

23.      How are we going to deal with this hiring freeze?

       We will continue to monitor the situation and we will continue to use outside resources as necessary.

24.      What will happen with the PPP, AIP and other bonus programs?

       These programs will continue. The goal is to continue with our profit improvement strategies. If we meet the goals established, the bonus programs will pay out as scheduled.

25.      Will this transaction have any effect on the Canadian employees and operations?

       This transaction will not have a direct impact on UDS's Canadian operations. However, it will make them part of a bigger company with a stronger parent, a stronger balance sheet and more opportunities for employees.



26. Will there be an opportunity for promotions and/or increased pay/ benefits because of the additional workload/responsibility?
       It's too early to predict what precise opportunities will be available.

27.      What are your plans regarding brands?
     The strongest brand will be selected on a market-by-market basis with the intention of optimizing the historical strengths and loyal customer base while minimizing rebranding costs.

28.      If my job is eliminated, will I be considered for other jobs ?
       Yes.

29.      How will I know what other jobs may be available?
     Jobs will be posted and communicated as in the past.

30.      What are the metrics of the new Valero operations?
       It will operate 13 refineries in North America with a total combined throughput capacity of over 1.8 million barrels per day. The new organization will operate over 5000 retail outlets in 17 states and six provinces in eastern Canada. It also will operate a crude and petroleum products transportation system consisting of over 4,600 miles of pipelines, a unit train, and a number of strategically located product terminals.

                       [LETTER TO SAN ANTONIO EMPLOYEES]

Dear UDS Employee:

I am pleased to announce that we have accepted an exciting business opportunity. We are joining forces with Valero Energy Corporation to create the premier refining and marketing company in the nation.

Our combined companies will have just under 2 million barrels per day (BPD) of refining capacity, which will make us the largest independent refining company in the U.S. - second only to ExxonMobil in terms of total refining capacity. The new organization will have combined revenues of $32 billion, $10 billion in total assets and a market capitalization of more than $6.1 billion. Plus, based on combined revenues, it should be listed around 49th among the Fortune 500. By combining our tremendous assets, we will achieve operational and business synergies of at least $200 million annually. And, the company will have the highest earnings leverage to strong refining fundamentals, but will also have our strong retail operations to stabilize earnings.

It's not often that two major Fortune 500 companies from the same city could accomplish such an exceptional partnership. By combining our resources with Valero, we will have a stronger market presence, become more attractive to investors and be well positioned for even further growth and success. And, by pooling talents from both companies, our combined organization will have a much stronger management team and workforce.

Most importantly, the merger will provide several benefits and opportunities for UDS employees:

o The opportunity to be a part of a bigger, stronger organization; o Comparable pay and benefits; o More opportunities for career advancement and development; o And a commitment that virtually all employees will be retained.


It is important to stress that employees from both companies are critical to the new organization's ongoing success. Valero has a great track record of acquiring assets while successfully maintaining, integrating and even adding employees. And like UDS, Valero has a strong reputation as a company committed to the needs of its employees and communities, ranking among Fortune Magazine's "100 Best Companies to Work for in America" for the last two years.

Between now and closing, we will work actively with Valero, looking for opportunities to integrate the workforces, and we'll hold open positions (wherever feasible) to create a large pool of jobs to fill after the transaction closes. Both companies will also implement an attractive, voluntary early retirement program for interested employees.

We expect this transaction to be complete during the fourth quarter 2001. Over the next few weeks, we'll be providing you with information, updates and opportunities to ask questions. Additionally, the company's Intranet site, Ultrarock, will feature continuous updates.

Today, we invite you to participate in several events as follows:

1.  Meeting with company executives at 8 a.m. OR 10:30 a.m. in the cafeteria;
2. At 9 a.m., viewing the live webcast of the analyst meeting discussing this announcement via our corporate website at www.udscorp.com, click on the "Investor Relations" section and select the "Live Webcast" link. This will also be broadcast in the cafeteria.

Bill Greehey will be the Chairman of the Board and CEO of the new Valero, and four UDS directors will join the new Valero board of directors. I will continue to run UDS until the closing, and I will work with Bill on the organization of the new company. I will then retire from UDS and step down from the board of directors.

Thank you, and I look forward to working with you in the coming months to make this tremendous opportunity a reality.


Sincerely,
Jean Gaulin
Chairman, President and CEO
Ultramar Diamond Shamrock